EXHIBIT 99.7

LIMITED SUSPENSION OF STANDSTILL AND RELEASE AGREEMENT

This LIMITED SUSPENSION OF STANDSTILL AND RELEASE AGREEMENT (this “Agreement”) is made and entered into as of March 29, 2017, by and among AeroCentury Corp. (the “Company”) and Lee G. Beaumont (“Beaumont”).  Each of the parties hereto may be referred to as a “Party” to this Agreement, and collectively, the “Parties”).

R E C I T A L S

WHEREAS, the Parties previously entered into that certain Securities Purchase Agreement, dated March 22, 2017 (the “Securities Purchase Agreement”);

WHEREAS, as a material inducement to the Company entering into the Securities Purchase Agreement and the Exchange Agreement (as defined in the Securities Purchase Agreement) and consummating the transactions contemplated by the Securities Purchase Agreement and the Exchange Agreement, Beaumont represented and warranted to the Company that other than the Purchased Shares (as defined in the Securities Purchase Agreement), neither Beaumont nor any of his Affiliates (as defined in the Securities Purchase Agreement) beneficially owned any shares of capital stock of the Company (the “Specified Representation and Warranty”);

WHEREAS, subsequent to the execution and delivery of the Securities Purchase Agreement and consummation of the transactions thereunder, it has become known that an Affiliate of Beaumont continues to beneficially own 6,100 shares of common stock of the Company (collectively, the “Additional Shares”) and that the Specified Representation and Warranty was false (such falsehood, the “Representation and Warranty Breach”);

WHERAS, pursuant to the Securities Purchase Agreement, Beaumont agreed to refrain from engaging, and cause his Affiliates, agents and other persons acting on his behalf to refrain from engaging, and cause his Associates (as defined in the Securities Purchase Agreement) not to engage, in certain prescribed activities; and

WHEREAS, the Company and Beaumont desire (i) to permit Beaumont or his Affiliates to sell all and not less than all of the Additional Shares in open market transactions, not to exceed 1,500 shares of Common Stock per day, during open market trading sessions up to and including the trading session occurring on April 4, 2017 (the “Trading Period”), and (ii) for the Company to release Beaumont from all claims arising under the Securities Purchase Agreement from the Representation and Warranty Breach, in consideration of Beaumont’s donation to a charity mutually agreed to by the Company and Beaumont of an amount of cash equal to the gross proceeds of his sale of all and not less than all of the Additional Shares during the Trading Period.

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

SALE OF ADDITIONAL SHARES

Section 1.1 Sale of Additional Shares. Beaumont hereby commits to sell or cause his Affiliates to sell all and not less than all of the Additional Shares in open market transactions, not to exceed 1,500 shares of Common Stock per day, during the Trading Period.  The Company hereby agrees that Beaumont’s or his Affiliates’ sale of the Additional Shares pursuant to this Section 1.1 shall not be deemed a breach any of the prohibitions of Section 4.1 of the Securities Purchase Agreement.  For the avoidance of doubt, no provision of this Agreement releases Beaumont from any of the prohibitions of, or liability for breaches of, Section 4.1 of the Securities Purchase Agreement, except and solely to the limited extent necessary for Beaumont or his Affiliates to sell the Additional Shares pursuant to this Section 1.1, and all of the prohibitions pursuant to Section 4.1 of the Securities Purchase Agreement shall remain in full force and effect during the Trading Period, except and solely to the limited extent necessary for Beaumont or his Affiliates to sell the Additional Shares pursuant to this Section 1.1.

Section 1.2 Reporting. Beaumont shall notify the Company in writing, via electronic mail to an account designated by the Company, at the conclusion of each trading session during the Trading Period, of any sales of Additional Shares during such trading session and the number of shares and sales price per share of such sales.  Beaumont also agrees to provide the Company with documentary evidence (e.g. broker transaction confirmations or account statements) of each sale of Additional Shares, and a receipt from the Charity of the Donation, as defined below in Section 2.1.

ARTICLE II

RELEASE

Section 2.1 Release. Effective upon Beaumont selling all and not less than all of the Additional Shares during the Trading Period in compliance with Section 1.1 and Beaumont’s donation to a IRC 501(c))(3) mutually agreed to by the Company and Beaumont (“Charity”) of  an amount of cash equal to the gross proceeds of his sale of all and not less than all of the Additional Shares (such amount, the “Donation”) and receipt by the Company of the documentary evidence set forth in Section 2.1, the Company, on behalf of itself and its Affiliates, successors and assigns (collectively, the “Releasing Parties”), hereby fully and finally releases, acquits and forever discharges Beaumont and his Affiliates and each of their respective employees, agents or representatives (collectively, the “Released Parties”), from any and all actions, causes of action, suits, debts, accounts, bonds, bills, covenants, contracts, controversies, claims, counterclaims, demands, liabilities, obligations, damages, costs, expenses, compensation and other relief of every kind and nature whatsoever, at law or in equity, whether known or unknown, which such Releasing Parties, or any of them, had, has or may have directly arising out of, connected with or related to the Representation and Warranty Breach (collectively, the “Claims”); provided, however, that nothing in this Section 2.1 shall be construed to release, acquit or discharge any Claims or rights that any of the Releasing Parties had, have or may have pursuant to this Agreement (the “Release”).

Each party also agrees that because the Release specifically covers known and unknown claims, each party hereby waive its and his rights under Section 1542 of the California Civil Code or any other comparable statute of any jurisdiction, which states as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT TO THE DEBTOR.

The Company acknowledges that the Donation constitutes good and sufficient consideration for the Release. The Company agrees that it will not, and will cause the applicable Releasing Parties not to, institute any litigation, lawsuit, claim or action against any applicable Released Party with respect to any and all Claims released in this Agreement.

ARTICLE II

MISCELLANEOUS PROVISIONS

Section 3.1 Public Announcements. Except for Beaumont’s disclosure of the sale of Additional Shares pursuant to an amendment to that certain Schedule 13D of Beaumont originally filed on December 5, 2014, Beaumont shall not make any other public statement with respect to this Agreement or the transactions contemplated by this Agreement.

Section 3.2 Notices. Except for notices pursuant to Section 1.2 of this Agreement, all notices required or permitted hereunder shall be in writing and shall be given and deemed effective as provided in the Securities Purchase Agreement.

Section 3.3 Entire Agreement. This Agreement and the other documents and agreements expressly referenced herein embody the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior written and contemporaneous oral agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the Parties or any of their agents, representatives or affiliates relative to such subject matter, including any term sheets, emails or draft documents.

Section 3.4 Assignment; Binding Agreement. No Party may assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other Parties, provided that the Company may assign its rights and obligations hereunder to any acquirer of the Company. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns.

Section 3.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile or other electronic means shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such Party.

Section 3.6 Governing Law; Trial by Jury. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without regard to principles of conflicts of laws. Each Party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby.

Section 3.7 No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto.

Section 3.8 Amendment; Waiver. This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged, in whole or in part, except by a writing executed by each of the Parties.

Section 3.9 Further Assurances. Each Party hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions consistent with the terms of this Agreement as may be reasonably necessary in order to accomplish the transactions contemplated by this Agreement.

Section 3.10 Costs and Expenses. Each Party shall each pay its own costs and expenses incurred in connection with the negotiation, drafting, execution and performance of this Agreement.

Section 3.11 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, the court making such holding is expressly authorized to modify such invalid, illegal or unenforceable provision in lieu of severing such provision from this Agreement in its entirety, whether by rewriting such provision, deleting any or all of such provision, adding additional language to this Agreement or by making any other modifications as it deems warranted to carry out the intent and agreement of the Parties as embodied in this Agreement to the maximum extent permitted by law. Should any provision of this Agreement be held by a court of competent jurisdiction to be valid, legal or enforceable only if modified, or if any portion of this Agreement shall be held as invalid, illegal or unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding on the Parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement.

Section 3.12 Headings. The article and section headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

Section 3.13 Construction. The definitions given for terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any term shall include the corresponding masculine, feminine and neuter forms. The word “including” shall be deemed to be followed by the phrase “without limitation”. All references to “$” are to the lawful currency of the United States of America. The words “this Agreement”, “hereof”, “hereunder”, “herein”, “hereby” or words of similar import shall refer to this Agreement as a whole and not to a particular section, subsection, clause or other subdivision of this Agreement, unless the context otherwise requires.

[Signature pages follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

AEROCENTURY CORP.

By:	/s/ Toni M. Perazzo
Name:	Toni M. Perazzo
Title:	Chief Financial Officer

BEAUMONT

/s/ Lee G. Beaumont
Lee G. Beaumont, Individually